SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                              OMEGA RESEARCH, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                   68211E 10 1
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                                 (CUSIP Number)

                                 William R. Cruz
                 Omega Research, Inc., 8700 West Flagler Street
                              Miami, Florida 33174
                                 (305) 551-9991
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      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                DECEMBER 24, 1997
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

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CUSIP No.  68211E 10 1

1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons
             WRCF - I 1997 Limited Partnership

2)      Check the Appropriate Row if a Member of a Group (SEE Instructions)
        (a)____________________________________________________________________
        (b)____________________________________________________________________

3)      SEC Use Only___________________________________________________________

4)      Source of Funds (SEE Instructions)     OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)___________________________________________________________

6)      Citizenship or Place of Organization    TEXAS

      Number of                        (7)    Sole Voting Power 7,206,554
      Shares Bene-
      ficially                         (8)    Shared Voting Power   -0-
      Owned by
      Each                             (9)    Sole Dispositive Power 7,206,554
      Reporting
      Person With                     (10)    Shared Dispositive Power   -0-

11)     Aggregate Amount Beneficially Owned by Each Reporting Person 7,206,554

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (SEE Instructions)_____________________________________________________

13)     Percent of Class Represented by Amount in Row (11)     32.4%

14)     Type of Reporting Person (SEE Instructions)   PN


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CUSIP No. 68211E 10

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons RLCF-II 1997 Limited Partnership

2)  Check the Appropriate Row if a Member of a Group (SEE Instructions)
    (a)________________________________________________________________________
    (b)________________________________________________________________________

3)  SEC Use Only ______________________________________________________________

4)  Source of Funds (SEE Instructions)     OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)____________________________________________________________________

6)  Citizenship or Place of Organization    TEXAS

      Number of                         (7)    Sole Voting Power 1,950,000
      Shares Bene-
      ficially                          (8)    Shared Voting Power   -0-
      Owned by
      Each                              (9)    Sole Dispositive Power 1,950,000
      Reporting
      Person With                      (10)    Shared Dispositive Power   -0-

11)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,000

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (SEE Instructions)_____________________________________________________

13)     Percent of Class Represented by Amount in Row (11)    8.8%

14)     Type of Reporting Person (SEE Instructions)   PN

                                        3

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CUSIP No. 68211E 10 1

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons William R. Cruz

2)  Check the Appropriate Row if a Member of a Group (SEE Instructions)
    (a)________________________________________________________________________
    (b)________________________________________________________________________

3)  SEC Use Only_______________________________________________________________

4)  Source of Funds (SEE Instructions)     OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)____________________________________________________________________

6)  Citizenship or Place of Organization    USA

      Number of                      (7)    Sole Voting Power     9,156,554
      Shares Bene-
      ficially                       (8)    Shared Voting Power   -0-
      Owned by
      Each                           (9)    Sole Dispositive Power    9,156,554
      Reporting
      Person With                   (10)    Shared Dispositive Power   -0-

11)     Aggregate Amount Beneficially Owned by Each Reporting Person 9,156,554

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (SEE Instructions)_____________________________________________________

13)     Percent of Class Represented by Amount in Row (11)    41.2%

14)     Type of Reporting Person (SEE Instructions)   IN

                                        4

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ITEM 1.      SECURITY AND ISSUER.

Title of Securities:           Common Stock, $.01 par value ("Common Stock")

Name and Address
 of Issuer:                    Omega Research, Inc.
                               8700 West Flagler Street
                               Miami, FL 33174

ITEM 2.      IDENTITY AND BACKGROUND.

Information with respect to WRCF-I 1997 Limited Partnership:

Name:                               WRCF-I 1997 Limited Partnership

State of Organization:              Texas

Principal Business:                 Investor

Address of Principal Business
and Principal Office:               5100 Westheimer
                                    Second Floor, Unit 17A
                                    Houston, Texas 77056

Criminal Proceedings:               None.  See information herein with
                                    respect to William R. Cruz, the sole
                                    shareholder, director, president and
                                    secretary of the Texas corporation which is the general partner of WRCF-I 1997 Limited
                                    Partnership, in which William R. Cruz is a 99% limited partner.

Civil Proceedings:                  None. See information herein with
                                    respect to William R. Cruz, the sole
                                    shareholder, director, president and
                                    secretary of the Texas corporation which is the general partner of WRCF-I 1997 Limited
                                    Partnership, in which William R. Cruz is a 99% limited partner.

Information with respect to RLCF-II 1997 Limited Partnership:

Name:                                RLCF-II 1997 Limited Partnership

State of Organization:               Texas

Principal Business:                  Investor

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Address of Principal Business
and Principal Office:               5100 Westheimer
                                    Second Floor, Unit 17A
                                    Houston, Texas 77056

Criminal Proceedings:               None.  See the information herein with
                                    respect to William R. Cruz who is trustee
                                    (with sole voting and dispositive power) of the Ralph L. Cruz 1997 Grantor Retained
                                    Annuity Trust #1, which trust provides for annual distributions of principal and income to Ralph L. Cruz (the brother of William R.
                                    Cruz) for five years, and thereafter any remainder interest is payable to the Ralph
                                    L. Cruz 1997 Family Trust for the benefit of certain family members and/or charitable organizations. This trust is the 99% limited partner of the RLCF-II 1997 Limited
                                    Partnership (subject, however, to the making effective as of December 31, 1997 of an annual distribution by this trust of a limited partner's interest to Ralph L. Cruz pursuant to the terms of this trust) and the sole shareholder of a Texas corporation which is the managing member of a Texas limited liability company that is the 1% general partner of RLCF-II 1997 Limited
                                    Partnership.

Civil Proceedings:                  None.  See the information herein with
                                    respect to William R. Cruz who is trustee
                                    (with sole voting and dispositive power) of the Ralph L. Cruz 1997 Grantor Retained
                                    Annuity Trust #1, which trust provides for annual distributions of principal and income to Ralph L. Cruz (the brother of William R.
                                    Cruz) for five years, and thereafter any remainder interest is payable to the Ralph
                                    L. Cruz 1997 Family Trust for the benefit of certain family members and/or charitable organizations. This trust is the 99% limited partner of RLCF-II 1997 Limited Partnership
                                    (subject, however, to the making effective as of December 31, 1997 of an annual distribution by this trust of a limited partner's interest to Ralph L. Cruz pursuant to the terms of this trust) and the sole shareholder of a Texas corporation which is the managing member of a Texas limited liability company that is the 1% general partner of RLCF-II 1997 Limited Partnership.

Information with respect to the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1:

Name:                               Ralph L. Cruz 1997 Grantor Retained Annuity
                                    Trust #1

State of Organization:              Florida

Principal Business:                 Investor





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Address of Principal Business
and Principal Office:               William R. Cruz, Trustee
                                    Suite 250
                                    8700 West Flagler Street
                                    Miami, Florida 33174

Criminal Proceedings:               None

Civil Proceedings:                  None

Information with respect to William R. Cruz:

Name:                               William R. Cruz

Business Address:                   Omega Research, Inc.
                                    8700 West Flagler Street
                                    Miami, Florida 33174

Principal Occupation:               Co-Chairman of the Board, Co-Chief Executive
                                    Officer and President of Omega Research,
                                    Inc. (a provider of real-time investment analysis software for the Microsoft Windows operating system), 8700 West Flagler Street,
                                    Miami, Florida 33174

Criminal Proceedings:               None

Civil Proceedings:                  None

Citizenship:                        USA

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The securities were acquired by each of WRCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership in exchange for the issuance by each such limited partnership of all its outstanding partnership interests. With respect to WRCF-I 1997 Limited Partnership, the following shares were transferred on December 24, 1997: William R. Cruz transferred 72,066 shares to WRCF-I GP, Inc., which shares were thereupon transferred to WRCF-I 1997 Limited Partnership for a 1% general partnership interest therein; and William R. Cruz transferred 7,134,488 shares to WRCF-I 1997 Limited Partnership for a 99% limited partnership interest therein. With respect to RLCF-II 1997 Limited Partnership, the following shares were transferred

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on December 24, 1997: Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1 (a
trust in which William R. Cruz, brother of Ralph L. Cruz, is the sole trustee) transferred 19,500 shares to RLCF-II Manager, Inc. (a Texas corporation wholly-owned by the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1), which shares were thereupon transferred to RLCF-II GP, LLC (a Texas limited liability company owned 1% by RLCF-II Manager, Inc. and 99% by the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1) and which shares were thereupon transferred to RLCF-II 1997 Limited Partnership for a 1% general partnership interest therein; and Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1 transferred 1,930,500 shares to RLCF-II 1997 Limited Partnership for a 99% limited partnership interest therein.

ITEM 4.      PURPOSE OF TRANSACTION.

    The shares were directly and indirectly transferred to the two above referenced limited partnerships solely for the estate and tax planning purposes of William R. Cruz and the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1. See Item 3 above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

Information with respect to WRCF-I 1997 Limited Partnership:

         (a) Aggregate number and percentage of stock owned: See Items 11 and 13 of the applicable cover page.

         (b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

         (c) Transactions during last 60 days: On December 24, 1997 the limited partnership acquired 7,206,554 shares originally owned by William R. Cruz in exchange for the issuance of all the outstanding partnership interests in WRCF-I 1997 Limited Partnership. See Item 3 above.

Information with respect to RLCF-II 1997 Limited Partnership:

         (a) Aggregate number and percentage of stock owned: See Items 11 and 13 of the applicable cover page.

         (b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

         (c) Transactions during the last 60 days: On December 24, 1997, RLCF-II 1997 Limited Partnership acquired 1,950,000 shares originally owned beneficially by the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1 in exchange for the direct and indirect issuance of all the outstanding partnership interests in RLCF-II 1997 Limited Partnership. William R. Cruz is director, president and secretary of the Texas corporation that is the managing member of the general partner of RLCF-II 1997 Limited Partnership, which is controlled by the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1. William R. Cruz, the brother of Ralph L. Cruz, is the trustee of this trust and has the sole voting and dispositive power of the shares beneficially owned by the trust. See Items 2 and 3 above.




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Information with respect to the Ralph L. Cruz 1997 Grantor Retained Annuity
Trust #1:

         (a) Aggregate number and percentage of stock owned: The aggregate number of shares benefically owned is 1,950,000, representing 8.8% of the outstanding stock.

         (b) Shared versus voting and dispositive power: The Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1, acting through its trustee, William R. Cruz, has sole voting and dispositive power with respect to the shares.

         (c) Transactions within the last 60 days: On December 24, 1997, the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1 transferred directly or indirectly 1,950,000 shares to RLCF-II 1997 Limited Partnership.

Information with respect to William R. Cruz:

         (a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page.

         (b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

         (c) Transactions during the last 60 days:

             (i) On December 24, 1997, WRCF-I 1997 Limited Partnership acquired 7,206,554 shares originally owned by William R. Cruz in exchange for the issuance of all of the outstanding partnership interests in WRCF-I 1997 Limited Partnership. See Information with respect to the WRCF-I 1997 Limited Partnership and Item 3 above.

             (ii) On December 24, 1997, RLCF-II 1997 Limited Partnership acquired 1,950,000 shares originally owned by the Ralph L. Cruz 1997 Grantor Retained Annuity Trust #1 in exchange for the direct or indirect issuance of all of the outstanding partnership interests in RLCF-II 1997 Limited Partnership. See Information with respect to the RLCF-II 1997 Limited Partnership and Item 3 above.

             (iii) On November 5, 1997, William R. Cruz sold 33,446 shares of Common Stock at price of $10.23 per share to the several underwriters of Omega Research, Inc.'s initial public offering upon the exercise by such underwriters of a portion of their over-allotment option which was granted to them in connection with such offering.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Letter Agreements dated December 24, 1997, each of WRCF-I 1997 Limited Partnership, and RLCF-II 1997 Limited Partnership have agreed not to sell, grant any option to purchase, pledge or otherwise dispose of or transfer any Common Stock of Omega Research, Inc. (or any securities convertible into or exchangeable for, or any rights to purchase or acquire, shares of Common Stock), without the consent of BancAmerica ROBERTSON STEPHENS during the period extending 180 days from the date the Registration Statement registering 4,255,000 shares of Common Stock of Omega Research, Inc. was declared effective by the Securities and Exchange Commission (September 30, 1997), except for bona fide gifts and partner distributions. This "lock-up" period expires March 29, 1998.

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ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

1 Letter Agreement dated December 24, 1997 from WRCF-I 1997 Limited Partnership in favor of BancAmerica ROBERTSON STEPHENS (formerly known as Robertson, Stephens & Company), Hambrecht & Quist LLC and Lehman Brothers Inc., as representatives of the underwriters.

2 Letter Agreement dated December 24, 1997 from RLCF-II 1997 Limited Partnership in favor of BancAmerica ROBERTSON STEPHENS (formerly known as Robertson, Stephens & Company), Hambrecht & Quist LLC and Lehman Brothers Inc., as representatives of the underwriters.




















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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   January 5, 1998
                                   --------------------------------------------
                                                     (Date)

                                   /s/ WILLIAM R. CRUZ
                                   --------------------------------------------
                                                   (Signature)

                                    William R. Cruz, President of WRCF-I GP,
                                    INC., the general partner of WRCF-I 1997
                                    Limited Partnership
                                   --------------------------------------------
                                                 (Name and Title)

                                    January 5, 1998
                                   --------------------------------------------
                                                     (Date)

                                   /s/ WILLIAM R. CRUZ
                                   --------------------------------------------
                                                  (Signature)

                                    William R. Cruz, President of RLCF-II
                                    Manager, Inc., the managing partner of
                                    RLCF-II GP, LLC, the general partner OF
                                    RLCF-II 1997 Limited Partnership
                                   --------------------------------------------
                                                (Name and Title)

                                    January 5, 1998
                                   --------------------------------------------
                                                     (Date)

                                   /s/ WILLIAM R. CRUZ
                                   --------------------------------------------
                                                  (Signature)

                                    WILLIAM R. CRUZ, Individual
                                   --------------------------------------------
                                                (Name and Title)


                                       11


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                                 EXHIBIT INDEX


EXHIBIT                DESCRIPTION
-------                -----------


1                      Letter Agreement dated December 24, 1997 from WRCF-I
                       1997 Limited Partnership in favor of BancAmerica ROBERTSON STEPHENS (formerly known as Robertson, Stephens & Company), Hambrecht & Quist LLC and Lehman Brothers Inc., as representatives of the underwriters.


2 Letter Agreement dated December 24, 1997 from RLCF-II 1997 Limited Partnership in favor of BancAmerica ROBERTSON STEPHENS (formerly known as Robertson, Stephens & Company), Hambrecht & Quist LLC and Lehman Brothers Inc., as representatives of the underwriters.